Exhibit 99.3

For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	Press Release For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Pricing of $1.5 Billion Aggregate Principal Amount of Senior Notes

DUBLIN – Wednesday, September 23, 2020 - AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER) has announced today that AerCap Ireland Capital Designated Activity Company (“AICDAC”) and AerCap Global Aviation Trust (“AGAT” and, together with AICDAC, the “Issuers”), each a wholly-owned subsidiary of the Company, priced their offering of senior notes, consisting of $900,000,000 aggregate principal amount of 3.150% Senior Notes due 2024 (the “2024 Notes”) and $600,000,000 aggregate principal amount of 4.625% Senior Notes due 2027 (the “2027 Notes” and, together with the 2024 Notes, the “Notes”). The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain other subsidiaries of the Company. The Issuers intend to use the net proceeds from the Notes to fund the previously announced cash tender offers by AGAT (the “Tender Offers”) to purchase certain notes previously issued by the Issuers and to pay fees and expenses in connection therewith. In the event the Tender Offers are not consummated, or the net proceeds from the Notes are otherwise in excess of the amount needed to fund the Tender Offers and to pay related fees and expenses, the Issuers intend to use remaining proceeds for general corporate purposes.

BNP Paribas Securities Corp., Credit Agricole Securities (USA) Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC and RBC Capital Markets, LLC are serving as joint book running managers for the underwritten public offering.

The Company has filed a registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the underwritten offering to which this communication relates. The registration statement automatically became effective upon filing on April 6, 2018. Investors should read the accompanying prospectus dated April 6, 2018, the preliminary prospectus supplement relating to the offering dated September 23, 2020 and other documents the Company has filed with the SEC for more complete information about the Company and this offering. These documents may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov.

The prospectus supplement and accompanying prospectus relating to the offering may also be obtained from: BNP Paribas Securities Corp., Attention: Syndicate Desk, 787 Seventh Avenue, New York, New York 10019 or by calling toll-free at 1-800-854-5674; Credit Agricole Securities (USA) Inc., Attention: Fixed Income Syndicate, 1301 Avenue of the Americas, New York, New York 10019 or by calling toll-free at 1-866-807-6030; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560 or by calling toll-free at 1-800-221-1037; Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282 or by calling toll-free at 1-866-471-2526; or RBC Capital Markets, LLC, Attention: Transaction Management Group, 200 Vesey Street, New York, New York 10281 or by calling toll-free at 1-866-375-6829.

This press release shall not constitute an offer to sell or purchase or the solicitation of an offer to sell or purchase the Notes or any other securities, nor shall there be any offer, solicitation, purchase or sale of these securities in any state or jurisdiction in which such offer, solicitation, purchase or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin D02 YX20, Ireland

For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	Press Release For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

About AerCap

AerCap is the global leader in aircraft leasing with one of the most attractive order books in the industry. AerCap serves approximately 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors, including the impacts of, and associated responses to, the Covid-19 pandemic, that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin D02 YX20, Ireland